EXHIBIT 12.1

THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED
OCTOBER 2, 2010
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Fiscal Year Ended
	2010	2009	2008	2007	2006
EARNINGS
Income from continuing operations before income taxes	$6,627	$5,658	$7,402	$7,725	$5,324

Equity in the income of investees	(440)	(577)	(581)	(485)	(473)

Dividends	473	505	476	420	458

Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	514	649	768	801	769

Imputed interest on operating leases (estimated to be one-third of rental expense)	216	205	183	161	152

TOTAL EARNINGS	$7,390	$6,440	$8,248	$8,622	$6,230

FIXED CHARGES
Interest expense and amortization of debt discounts and premium on all indebtedness	$456	$588	$712	$746	$706

Capitalized interest	82	57	62	37	30

Imputed interest on operating leases	216	205	183	161	152

TOTAL FIXED CHARGES	$754	$850	$957	$944	$888

RATIO OF EARNINGS TO FIXED CHARGES	9.8	7.6	8.6	9.1	7.0